

Mail Stop 3561

August 9, 2016

Ronald S. Boreta
President and Chief Executive Officer
All-American SportPark, Inc.
6730 South Las Vegas Blvd.
Las Vegas, NV 89119

**Re: All-American SportPark, Inc.
Preliminary Information Statement on Schedule 14C
Filed July 13, 2016
File No. 000-24970**

Dear Mr. Boreta:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. In light of your transfer of assets, it appears that the information required by Item 14 of Schedule 14A is required in your information statement. Please revise to include the disclosure required by Item 14 of Schedule 14A, including the financial information required by Item 14(b)(8)-(11) and (c)(1)-(2). Alternatively, please tell us why you have not provided this information. See Item 14(a)(4)-(5) of Schedule 14A.

2. We note that the cancellation of debt by certain officers and directors reflects a substantial interest in the present transaction. Please provide the information required by Item 3 of Schedule 14C.

The Transfer Agreement

Opinion Concerning the Value of AAGC, page 14

3. We note that you are receiving debt cancellations of more than $14 million from various parties in exchange for transferring 51% of AAGC, valued at $663,000 and 1 million shares of your common stock to the Boreta's, as well as forgiving $27,605 owed to you by the Boreta's. Please provide additional disclosure regarding the reasons the parties agreed that the value of the consideration to be exchanged is appropriate.

4. Please revise your disclosure to enhance your description of the "income value approach, the asset value approach, the market value approach and other approaches" used by WVA to determine the fair market value of AAGC. This description should include quantified information that details the various analyses conducted as well as the ultimate range of values arrived at in support of the opinion. See Item 1015(b)(6) of Regulation M-A.

5. Please tell us what consideration you gave to providing WVA's opinion to shareholders as an annex to your information statement.

6. It appears that projected financial statements, as well as downside income statement projections, may have been provided to WVA and used as part of the analyses conducted by WVA. If true, please revise your disclosure to provide these projections.

Voting Securities and Principal Holders Thereof, page 16

7. Please revise the table on page 16 to reflect properly Ronald Boreta's ownership percentage.

Where You Can Find More Information, page 25

8. It appears you may be relying upon Item 13(b)(2) of Schedule 14A to incorporate financial information by reference. Please confirm your intent to comply with the delivery requirements of Item 13(b)(2). Please be advised that the information incorporated per Item 13 does not satisfy the information requirements of Item 14, and any information required by Item 14 cannot be incorporated by reference because you do not meet the eligibility requirements of Form S-3.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Ronald S. Boreta
All-American SportPark, Inc.
August 9, 2016
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dean Brazier, Staff Attorney, at (202) 551-3485, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara Ransom
Assistant Director
Office of Consumer Products

cc: James P. Beck
        Clanahan, Beck & Bean, P.C.